

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

June 30, 2023 and 2022

(Unaudited)

Contents

KPMG SAMJONG

KPMG SAMJONG Accounting Corp.
152, Teheran-ro, Gangnam-gu, Seoul 06236
(Yeoksam-dong, Gangnam Finance Center 27th Floor)
Republic of Korea

Tel +82 (2) 2112 0100
Fax +82 (2) 2112 0101
www.kr.kpmg.com

Independent Auditors' Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
Shinhan Financial Group Co.,Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd. (the "Company"), which comprise the separate interim statement of financial position as of June 30, 2023, the separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and the separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards ("K-IFRS") No.1034 *Interim Financial Reporting*, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Review Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 *Interim Financial Reporting*.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, and the separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2022, were reviewed by another auditor and their report thereon, dated August 16, 2022, expressed that nothing was found for them to believe those financial statements are not presented fairly, in all material respects, in accordance with K-IFRS No. 1034 *Interim Financial Reporting*.

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.



KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

August 14, 2023
Seoul, Korea

This report is effective as of August 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Financial Position
As of June 30, 2023 and December 31, 2022

(In millions of Korean won)	Notes		June 30, 2023 (Unaudited)	December 31, 2022
Assets				
Cash and due from banks at amortized cost	4, 5, 24	₩	112	2,187
Financial assets at fair value through profit or loss	4, 6, 24		2,853,647	1,778,475
Loans at amortized cost	4, 7, 24		4,069,854	4,009,467
Property and equipment	24		7,723	5,820
Intangible assets	24		5,746	5,591
Investments in subsidiaries	8		30,730,353	30,730,364
Net defined benefit assets	11		432	1,746
Deferred tax assets			-	18,311
Other assets	4, 7, 24		466,119	904,353
Total assets		₩	38,133,986	37,456,314
Liabilities				
Borrowings	4, 9, 23	₩	64,015	20,000
Debt securities issued	4, 10, 23, 24		10,001,110	9,815,457
Deferred tax liabilities			5,530	-
Other liabilities	4, 24		501,575	944,308
Total liabilities			10,572,230	10,779,765
Equity	12			
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,461,121	4,196,968
Capital surplus			11,350,744	11,350,819
Capital adjustments			(46,119)	(46,114)
Accumulated other comprehensive loss			(5,980)	(5,210)
Retained earnings			8,832,349	8,210,445
Total equity			27,561,756	26,676,549
Total liabilities and equity		₩	38,133,986	37,456,314

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Comprehensive Income
For the three-month and six-month periods ended June 30, 2023 and 2022

(In millions of Korean won, except earnings per share data)	Notes		June 30, 2023 (Unaudited)		June 30, 2022 (Unaudited)	
			Three-month	Six-month	Three-month	Six-month
Interest income	21, 24	₩	23,114	45,541	20,589	41,198
Interest expense	24		(67,497)	(130,894)	(52,935)	(103,481)
Net interest expense	13		(44,383)	(85,353)	(32,346)	(62,283)
Fees and commission income	21, 24		17,379	34,758	18,816	34,082
Fees and commission expense	24		(212)	(357)	(30)	(161)
Net fees and commission income	14		17,167	34,401	18,786	33,921
Dividend income	15, 21, 24		12,740	1,760,430	8,618	1,453,249
Net gain (loss) on financial instruments at fair value through profit or loss	21		31,613	83,880	(79,002)	(88,858)
Net foreign currency transaction gain			4,471	22,297	46,275	60,649
Reversal of credit loss allowance	16, 21		1,424	1,436	825	816
General and administrative expense	17, 24		(34,627)	(62,345)	(33,742)	(61,707)
Operating income (expense)			(11,595)	1,754,746	(70,586)	1,335,787
Non-operating income (expense)			182	(315)	(361)	(81)
Profit (loss) before income taxes			(11,413)	1,754,431	(70,947)	1,335,706
Income tax expense (benefit)	19		4,534	24,108	(15,013)	(14,924)
Profit (loss) for the period			(15,947)	1,730,323	(55,934)	1,350,630
Other comprehensive income (loss) for the period, net of income tax						
Items that will not be reclassified to profit or loss:						
Remeasurements of the defined benefit liabilities (assets)			(763)	(770)	1,078	1,078
Total comprehensive income (loss) for the period		₩	(16,710)	1,729,553	(54,856)	1,351,708
Basic and diluted earnings (loss) per share in won	20	₩	(115)	3,133	(171)	2,401

See accompanying notes to the separate interim financial statements.

4

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Changes in Equity
For the six-month periods ended June 30, 2023 and 2022

(In millions of Korean won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehen-sive loss	Retained earnings	Total
Balance at January 1, 2022	₩	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	1,350,630	1,350,630
Other comprehensive income		-	-	-	-	1,078	-	1,078
Remeasurements of the defined benefit liabilities (assets)		-	-	-	-	1,078	-	1,078
		-	-	-	-	1,078	1,350,630	1,351,708
Transactions with owners:								
Annual dividends		-	-	-	-	-	(747,705)	(747,705)
Quarterly dividends		-	-	-	-	-	(213,270)	(213,270)
Dividends to hybrid bonds		-	-	-	-	-	(72,243)	(72,243)
Issuance of hybrid bonds		-	598,291	-	-	-	-	598,291
Acquisition of treasury stock		-	-	-	(150,300)	-	-	(150,300)
Retirement of treasury stock		-	-	-	150,300	-	(150,329)	(29)
		-	598,291	-	-	-	(1,183,547)	(585,256)
Balance at June 30, 2022 (Unaudited)	₩	2,969,641	3,932,822	11,350,819	(45,797)	(6,175)	8,970,518	27,171,828
Balance at January 1, 2023	₩	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	1,730,323	1,730,323
Other comprehensive loss		-	-	-	-	(770)	-	(770)
Remeasurements of the defined benefit liabilities (assets)		-	-	-	-	(770)	-	(770)
		-	-	-	-	(770)	1,730,323	1,729,553
Transactions with owners:								
Annual dividends		-	-	-	-	-	(455,215)	(455,215)
Quarterly dividends		-	-	-	-	-	(274,357)	(274,357)
Dividends to hybrid bonds		-	-	-	-	-	(91,954)	(91,954)
Redemption of hybrid bonds		-	(134,678)	-	(322)	-	-	(135,000)
Transfer of redemption loss of hybrid bonds to retained earnings		-	-	-	317	-	(317)	-
Issuance of hybrid bonds		-	398,831	-	-	-	-	398,831
Acquisition of treasury stock		-	-	-	(286,519)	-	-	(286,519)
Retirement of treasury stock		-	-	-	286,519	-	(286,576)	(57)
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)
		-	264,153	(75)	(5)	-	(1,108,419)	(844,346)
Balance at June 30, 2023 (Unaudited)	₩	2,969,641	4,461,121	11,350,744	(46,119)	(5,980)	8,832,349	27,561,756

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Cash Flows
For the six-month periods ended June 30, 2023 and 2022

(In millions of Korean won)	Notes	Six-month periods ended June 30	
		2023 (Unaudited)	**2022 (Unaudited)**
Cash flows from operating activities			
Profit before income taxes	₩	1,754,431	1,335,706
Adjustments for:			
Interest income	13, 21	(45,541)	(41,198)
Interest expense	13	130,894	103,481
Dividend income	15, 21	(1,760,430)	(1,453,249)
Net gain (loss) on financial instruments at fair value through profit or loss		(68,712)	96,514
Reversal of credit loss allowance	16, 21	(1,436)	(816)
Employee costs		2,412	3,324
Depreciation and amortization	17	1,899	1,586
Net foreign currency translation gain		(20,430)	(56,662)
Non-operating expense		4	59
		(1,761,340)	(1,346,961)
Changes in assets and liabilities:			
Due from banks		-	41,000
Financial instruments at fair value through profit or loss		(696,371)	(93,185)
Other assets		(456)	(50)
Net defined benefit liabilities (assets)		(670)	1,312
Other liabilities		(7,394)	(193)
		(704,891)	(51,116)
Interest received		43,360	41,258
Interest paid		(124,991)	(102,129)
Dividends received		1,758,303	1,452,907
Income tax paid (refund)		1,052	(1,035)
Net cash provided by operating activities		965,924	1,328,630
Cash flows from investing activities			
Acquisition of financial assets at fair value through profit or loss		(300,000)	(400,000)
Lending of loans at amortized cost		(203,361)	(180,000)
Collection of loans at amortized cost		200,000	410,000
Acquisition of property and equipment		(1,510)	(2,191)
Acquisition of intangible assets		(72)	-
Increase in other assets		(1,440)	(320)
Decrease in other assets		1,112	990
Acquisition of investments in subsidiaries		11	(309,783)
Net cash used in investing activities	₩	(305,260)	(481,304)

6

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2023 and 2022

(In millions of Korean won)	Notes		Six-month periods ended June 30 2023 (Unaudited)	2022 (Unaudited)
Cash flows from financing activities				
Issuance of hybrid bonds		₩	398,831	598,291
Redemption of hybrid bonds			(135,000)	-
Issuance of debt securities			1,107,934	888,562
Repayments of debt securities issued			(969,626)	(1,146,000)
Increase in borrowings			163,763	20,000
Decrease in borrowings			(120,000)	-
Conversion costs for preferred stock to common stock			(75)	-
Dividends paid			(821,158)	(1,032,715)
Acquisition of treasury stock			(286,519)	(150,300)
Retirement costs for treasury stock			(57)	(29)
Repayments of leased liabilities			(834)	(850)
Net cash used in financing activities			(662,741)	(823,041)
Effect on the exchange rate changes of cash equivalents in foreign currency			-	24
Net increase (decrease) in cash and cash equivalents			(2,077)	24,309
Cash and cash equivalents at the beginning of the period	23		2,186	3,961
Cash and cash equivalents at the end of the period	23	₩	109	28,270

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a) Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards ("K-IFRS"), as prescribed in *the Act on External Audit of Stock Companies* of the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS No.1034, *'Interim Financial Reporting'* as part of the period covered by the Company's K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2022.

The separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements',* in which the controlling company, investors in associates or joint ventures account for their investments on the basis of direct equity investments, not on the investee's reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. If the estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the separate interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the separate financial statements as of and for the year ended December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

3. Material accounting policies

(a) The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2022, except for the following amendments that have been applied for the first time since January 1, 2023 and as described in Note 2(b).

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements'– Disclosure of profit or loss on assessment of financial liability with exercise price adjusting term

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Amendments to K-IFRS No. 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the separate financial statements.

(b) The following new accounting amendments are published but are not mandatory as of June 30, 2023.

i) Amendments to K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company currently reviews the effects of the amendments on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the "Group") are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") within the board of directors of the controlling company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the controlling company performs the risk management and supervision by assisting the Group's Chief Risk Manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by types of risk, departments, desks, and products.

ii) Risk management framework

ii-1) Risk capital management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group's risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group's business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group's business do not exceed prescribed limits.

ii-2) Risk monitoring

The Group proactively, preemptively and periodically reviews risks that may impact our overall operations, through a multidimensional risk monitoring system. Currently, each subsidiary is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group's Chief Risk Officer and other members of the Group's senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a "risk dashboard system" under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to the settlement and change of limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(a) Overview (continued)

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group-wide risk management system to detect the signals of any risk crisis and to respond on a timely, efficient and flexible basis in the event of a crisis actually happening, so as to ensure the Group's survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, "caution", "alert", "imminent crisis" and "crisis". Such contingency levels are determined based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, each subsidiary is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the occurrence of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group-wide basis.

Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company's credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

<u>**4. Financial risk management (continued)**</u>

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:
- if a borrower is overdue 90 days or more from the contractual payment date,
- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:
- qualitative factors (e.g. breach of contract terms),
- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)
- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company reflected the forward-looking information through regression estimation. To reflect internal and external economic uncertainty, the Company reviewed the worst scenario in addition to the 3 scenarios of upside, central and downside to reflect the final forward-looking information.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate (YoY %)	(-)
Private consumption index growth rate (YoY %)	(-)
Index of equipment investment growth rate (YoY %)	(-)
Consumer price index growth rate (%)	(+)
Balance on current account ($0.1 billion)	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on the data from the past more than ten years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default ("PD")
- Loss given default ("LGD")
- Exposure at default ("EAD")

These variables have been estimated from historical experience data by using the statistical techniques developed internally by Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time and considering the distribution of ratings, so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value ("LTV")
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of the Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company's maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2023 and December 31, 2022 are as follows:

			June 30, 2023	**December 31, 2022**
Due from banks and loans at amortized cost(*1):	Banks	₩	112	2,187
	Corporations		4,069,854	4,009,467
			4,069,966	4,011,654
Financial assets at fair value through profit or loss			1,641,332	932,091
Other financial assets at amortized cost (*1)(*2)			464,138	902,881
		₩	6,175,436	5,846,626

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are measured as net of allowances.
(*2) It is comprised of accounts receivable, accrued income and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023				
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):						
Banks	₩	112	-	112	-	112
Corporations		4,071,676	-	4,071,676	(1,822)	4,069,854
		4,071,788	-	4,071,788	(1,822)	4,069,966
Other financial assets at amortized cost		464,324	-	464,324	(186)	464,138
	₩	4,536,112	-	4,536,112	(2,008)	4,534,104

		December 31, 2022				
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):						
Banks	₩	2,189	-	2,189	(2)	2,187
Corporations		4,012,304	-	4,012,304	(2,837)	4,009,467
		4,014,493	-	4,014,493	(2,839)	4,011,654
Other financial assets at amortized cost		903,486	-	903,486	(605)	902,881
	₩	4,917,979	-	4,917,979	(3,444)	4,914,535

(*) The credit quality of due from banks and loans is divided into Prime and Normal. The credit quality of due from banks and loans as of June 30, 2023 and December 31, 2022 was classified as Prime. The distinction between Prime grade and normal grade is as follows:

Type of borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022(In millions of Korean won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for non-derivative financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023						
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)								
Borrowings	₩	-	-	50,000	15,000	-	-	65,000
Debt securities issued		27,399	226,697	617,796	1,003,895	7,806,410	1,219,610	10,901,807
Other financial liabilities		23,490	58,818	60,897	104,335	31,383	-	278,923
	₩	50,889	285,515	728,693	1,123,230	7,837,793	1,219,610	11,245,730

		December 31, 2022						
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)								
Borrowings	₩	-	20,000	-	-	-	-	20,000
Debt securities issued		118,327	410,000	521,135	850,040	7,128,979	1,625,108	10,653,589
Other financial liabilities		24,039	6,602	131,488	1,079	107,906	-	271,114
	₩	142,366	436,602	652,623	851,119	7,236,885	1,625,108	10,944,703

(*) The amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

<u>**4. Financial risk management (continued)**</u>

(d) Measurement of the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies' notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgement and willingness to trade or a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		
	Level 1	Level 2	Level 3	Total
Assets				
Financial assets measured at fair value through profit or loss ₩	-	1,641,332	1,212,315	2,853,647

		December 31, 2022		
	Level 1	Level 2	Level 3	Total
Assets				
Financial assets measured at fair value through profit or loss ₩	-	932,091	846,384	1,778,475

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

		June 30, 2023
		Financial assets measured at FVTPL
Beginning balance	₩	846,384
Recognized in profit or loss		65,931
Purchases		300,000
Ending balance	₩	1,212,315

		December 31, 2022	
		Financial assets measured at FVTPL	Net derivative instruments Held for trading
Beginning balance	₩	564,387	11,670
Recognized in profit or loss		(118,003)	10,578
Purchases		400,000	-
Payment		-	(22,248)
Ending balance	₩	846,384	-

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of June 30, 2023 and December 31, 2022 are as follows:

	Classification	Valuation techniques	Type		Book Value	Inputs
2023	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	₩	1,641,332	Prices of underlying assets such as stocks, bonds and exchange rates
2022	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	₩	932,091	Prices of underlying assets such as stocks, bonds and exchange rates

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of June 30, 2023 and December 31, 2022 are as follows:

				June 30, 2023		
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input
Financial assets						
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	₩	1,212,315	Volatility of interest rate	0.48%~1.59%

(*) It is calculated by applying the Hull-White model method.

				December 31, 2022		
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input
Financial assets						
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	₩	846,384	Volatility of interest rate	0.72%~1.47%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable input variables

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss) as of June 30, 2023 and December 31, 2022 are as follows:

| | | June 30, 2023 | |
| | | Profit (loss) for the year | |
Type of financial instrument		Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	₩ 2,003	(1,449)

(*) Based on 10% of increase or decrease volatility of interest rate, which is the major unobservable input.

| | | December 31, 2022 | |
| | | Profit (loss) for the year | |
Type of financial instrument		Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	₩ 989	(1,149)

(*) Based on 10% of increase or decrease volatility of interest rate, which is the major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued	The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		December 31, 2022	
		Carrying value	Fair value	Carrying value	Fair value
Assets:					
Due from banks at amortized cost	₩	112	112	2,187	2,187
Loans at amortized cost		4,069,854	3,916,920	4,009,467	3,676,855
Other financial assets		464,138	464,138	902,881	902,881
	₩	4,534,104	4,381,170	4,914,535	4,581,923
Liabilities:					
Borrowings	₩	64,015	63,046	20,000	19,922
Debt securities issued		10,001,110	9,637,353	9,815,457	9,196,089
Other financial liabilities		324,864	324,864	314,613	314,613
	₩	10,389,989	10,025,263	10,150,070	9,530,624

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed at their fair values as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023			
		Level 1	Level 2	Level 3	Total
Assets:					
Due from banks at amortized cost	₩	109	3	-	112
Loans at amortized cost		-	-	3,916,920	3,916,920
Other financial assets		-	-	464,138	464,138
	₩	109	3	4,381,058	4,381,170
Liabilities:					
Borrowings	₩	-	63,046	-	63,046
Debt securities issued		-	9,637,353	-	9,637,353
Other financial liabilities		-	-	324,864	324,864
	₩	-	9,700,399	324,864	10,025,263

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets:					
Due from banks at amortized cost	₩	2,184	3	-	2,187
Loans at amortized cost		-	-	3,676,855	3,676,855
Other financial assets		-	-	902,881	902,881
	₩	2,184	3	4,579,736	4,581,923
Liabilities:					
Borrowings	₩	-	19,922	-	19,922
Debt securities issued		-	9,196,089	-	9,196,089
Other financial liabilities		-	-	314,613	314,613
	₩	-	9,216,011	314,613	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of June 30, 2023 and December 31, 2022 in measuring financial instruments not measured at fair value classified as level 2 or 3 are as follows:

	Valuation technique		Fair value	Inputs
	June 30, 2023			
Assets:				
Due from banks at amortized cost	-	₩	3	-
Loans at amortized cost	DCF		3,916,920	Discount rate Exchange rate
Other financial assets	DCF		464,138	Discount rate Exchange rate
		₩	4,381,061	
Liabilities:				
Borrowings	DCF	₩	63,046	Discount rate
Debt securities issued	DCF		9,637,353	Discount rate Exchange rate
Other financial liabilities	DCF		324,864	Discount rate Exchange rate
		₩	10,025,263	

	Valuation technique		Fair value	Inputs
	December 31, 2022			
Assets:				
Due from banks at amortized cost	-	₩	3	-
Loans at amortized cost	DCF		3,676,855	Discount rate Exchange rate
Other financial assets	DCF		902,881	Discount rate Exchange rate
		₩	4,579,739	
Liabilities:				
Borrowings	DCF	₩	19,922	Discount rate
Debt securities issued	DCF		9,196,089	Discount rate Exchange rate
Other financial liabilities	DCF		314,613	Discount rate Exchange rate
		₩	9,530,624	

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023		
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:				
Cash and due from banks at amortized cost	₩	-	112	-
Financial assets at fair value through profit or loss		2,853,647	-	-
Loans at amortized cost		-	4,069,854	-
Other financial assets at amortized cost		-	464,138	-
	₩	2,853,647	4,534,104	-
Liabilities:				
Borrowings	₩	-	-	64,015
Debt securities issued		-	-	10,001,110
Other financial liabilities		-	-	324,864
	₩	-	-	10,389,989

		December 31, 2022		
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:				
Cash and due from banks at amortized cost	₩	-	2,187	-
Financial assets at fair value through profit or loss		1,778,475	-	-
Loans at amortized cost		-	4,009,467	-
Other financial assets at amortized cost		-	902,881	-
	₩	1,778,475	4,914,535	-
Liabilities:				
Borrowings	₩	-	-	20,000
Debt securities issued		-	-	9,815,457
Other financial liabilities		-	-	314,613
	₩	-	-	10,150,070

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

5. Restricted due from banks

Guaranteed deposits on bank accounts that are subject to restriction according to the Banking Act and other related enforcement decree as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Overdraft deposit	₩	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Beneficiary certificates			
Beneficiary certificates in Korean won	₩	1,588,368	862,693
Beneficiary certificates in foreign currency		52,964	69,398
	₩	1,641,332	932,091
Hybrid bonds			
Hybrid bonds in Korean won		899,236	561,078
Hybrid bonds in foreign currency		313,079	285,306
	₩	1,212,315	846,384
	₩	2,853,647	1,778,475

7. Loans measured at amortized cost

(a) Loans measured at amortized cost as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Corporate loans – working capital	₩	4,071,676	4,012,304
Less: allowance		(1,822)	(2,837)
	₩	4,069,854	4,009,467

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

7. Financial assets at amortized cost (continued)

(b) Changes in financial assets at amortized cost and other assets for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

				June 30, 2023				
		Loans at amortized cost			**Due from banks at amortized cost & other financial assets**			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	₩	4,012,304	-	-	905,675	-	-	4,917,979
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		205,000	-	-	-	-	-	205,000
Collection		(200,000)	-	-	-	-	-	(200,000)
Others (*)		54,372	-	-	(441,239)	-	-	(386,867)
Ending balance	₩	4,071,676	-	-	464,436	-	-	4,536,112

(*) Other changes are due to changes in dividends receivables of subsidiaries, changes in consolidated tax receivables, changes in accrued income, changes in foreign exchange rate, etc.

				December 31, 2022				
		Loans at amortized cost			**Due from banks at amortized cost & other financial assets**			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning balance	₩	3,980,753	-	-	843,202	-	-	4,823,955
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		500,000	-	-	-	-	-	500,000
Collection		(568,000)	-	-	-	-	-	(568,000)
Others (*)		99,551	-	-	62,473	-	-	162,024
Ending balance	₩	4,012,304	-	-	905,675	-	-	4,917,979

(*) Other changes are due to changes in dividends receivables of subsidiaries, changes in consolidated tax receivables, changes in accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

7. Financial assets at amortized cost (continued)

(c) Changes in credit loss allowance of in financial assets at amortized cost and other assets for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

		June 30, 2023						
		Loans at amortized cost			Due from banks at amortized cost & other financial assets			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning allowance	₩	2,837	-	-	607	-	-	3,444
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal of allowance		(1,015)	-	-	(421)	-	-	(1,436)
Ending allowance	₩	1,822	-	-	186	-	-	2,008

		December 31, 2022						
		Loans at amortized cost			Due from banks at amortized cost & other financial assets			
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total
Beginning allowance	₩	4,694	-	-	832	-	-	5,526
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal of allowance		(1,857)	-	-	(225)	-	-	(2,082)
Ending allowance	₩	2,837	-	-	607	-	-	3,444

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

8. Investments in subsidiaries

Investments in subsidiaries as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022	
Investees	Ownership percentage (%)	Carrying value	Ownership percentage (%)	Carrying value
Shinhan Bank	100.0	₩ 13,617,579	100.0	₩ 13,617,579
Shinhan Card Co., Ltd.	100.0	7,919,672	100.0	7,919,672
Shinhan Securities Co., Ltd.	100.0	3,001,420	100.0	3,001,420
Shinhan Life Insurance Co., Ltd.	100.0	4,204,533	100.0	4,204,544
Shinhan Capital Co., Ltd.	100.0	558,921	100.0	558,921
Shinhan Asset Management Co., Ltd.	100.0	326,206	100.0	326,206
Jeju Bank	75.3	179,643	75.3	179,643
Shinhan Savings Bank	100.0	157,065	100.0	157,065
Shinhan Asset Trust Co. Ltd.	100.0	429,491	100.0	429,491
Shinhan DS	100.0	23,026	100.0	23,026
Shinhan Fund Partners Co., Ltd. (*)	99.8	50,092	99.8	50,092
Shinhan REITs Management Co., Ltd.	100.0	30,000	100.0	30,000
Shinhan AI Co., Ltd.	100.0	42,000	100.0	42,000
Shinhan Venture Investment Co., Ltd.	100.0	75,840	100.0	75,840
Shinhan EZ General Insurance, Ltd.	85.1	106,210	85.1	106,210
SHC Management Co., Ltd.	100.0	8,655	100.0	8,655
		₩ 30,730,353		₩ 30,730,364

(*) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.

9. Borrowings

Borrowings as of June 30, 2023 and December 31, 2022 are as follows:

			June 30, 2023		December 31, 2022	
	Lender	Period	Interest rate (%)	Amount	Interest rate (%)	Amount
Borrowings in Korean won	Daol Investment & Securities Co., Ltd.	2022.02.03 ~2023.02.02	-	₩ -	2.25	₩ 20,000
	Kiwoom Securities Co., Ltd.	2023.02.02 ~2024.02.01	3.79	14,664	-	-
	Hanyang Securities Co., Ltd.	2023.06.26 ~2023.10.26	4.01	49,351	-	-
				₩ 64,015		₩ 20,000

28

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

10. Debt securities issued

Debt securities issued as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	1.17 ~ 6.17	₩ 8,700,000	1.17 ~ 6.17	₩ 8,560,000
Discount		(7,460)		(7,289)
		8,692,540		8,552,711
Debt securities issued in foreign currency:				
Debt securities issued	1.37	656,400	1.37	633,650
Subordinated debt securities issued	3.34	656,400	3.34	633,650
Discount		(4,230)		(4,554)
		1,308,570		1,262,746
		₩ 10,001,110		₩ 9,815,457

11. Net defined benefit assets

(a) Defined benefit assets

Defined benefit obligations and plan assets as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Present value of defined benefit obligations	₩ 21,796	20,586
Fair value of plan assets	(22,228)	(22,332)
Net defined benefit assets	₩ (432)	(1,746)

(b) Expenses recognized in profit or loss for the six-month periods ended June 30, 2023 and 2022 are as follows:

	June 30, 2023		June 30, 2022	
	Three-month	Six-month	Three-month	Six-month
Current service costs	₩ 391	997	664	1,213
Net interest income (expense)	(63)	(50)	3	26
	₩ 328	947	667	1,239

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

12. Equity

(a) Equity as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Capital stock			
Common stock	₩	2,695,586	2,608,176
Preferred stock (*1)		274,055	361,465
		2,969,641	2,969,641
Hybrid bonds		4,461,121	4,196,968
Capital surplus			
Share premium		11,350,744	11,350,819
Capital adjustments		(46,119)	(46,114)
Accumulated other comprehensive loss		(5,980)	(5,210)
Retained earnings			
Legal reserve (*2)		2,698,360	2,573,435
Regulatory reserve for loan losses		21,078	18,524
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,110,911	5,616,486
		8,832,349	8,210,445
	₩	27,561,756	26,676,549

(*1) On May 1, 2023, 17,482,000 shares of convertible preferred stock issued on May 1, 2019 were converted to common stock at a conversion ratio of 1:1.

(*2) As of June 30, 2023, the legal reserve is restricted for the dividend to stockholders by law or legislation. According to Article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. Such legal reserve shall be used either to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2023 and December 31, 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2023	December 31, 2022
	June 25, 2015	June 25, 2045	4.38	₩	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	-		-	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
Hybrid bonds in KRW	August 29, 2018	Perpetual bond	4.15		398,679	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
Hybrid bonds in USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				₩	4,461,121	4,196,968

(*) For the six-month period ended June 30, 2023, the deduction for capital related to hybrid bond issued is ₩1,169 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date, and it has the rights to extend the maturity under the same condition.

(c) Capital adjustments

Changes in accumulated capital adjustments for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Beginning balance	₩	(46,114)	(45,797)
Loss on repayment of hybrid bonds		(322)	(317)
Decrease in retained earnings (loss on repayment of hybrid bonds)		317	-
Acquisition of treasury stock		(286,519)	(300,600)
Retirement of treasury stock		286,519	300,600
Ending balance	₩	(46,119)	(46,114)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

12. Equity (continued)

(d) Changes in accumulated other comprehensive loss for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Beginning balance	₩	(5,210)	(7,253)
Remeasurement of the defined benefit liabilities (assets)		(1,037)	2,916
Tax effect		267	(873)
Ending balance	₩	(5,980)	(5,210)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the "Regulations"), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of June 30, 2023 and December 31, 2022 are as follows

		June 30, 2023	December 31, 2022
Beginning balance	₩	21,078	18,524
Planned regulatory reserve for loan losses		(469)	2,554
Ending balance	₩	20,609	21,078

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023	June 30, 2022
Profit for the period	₩	1,730,323	1,350,630
Provision for regulatory reserve for loan losses		469	416
Profit for the period adjusted for regulatory reserve	₩	1,730,792	1,351,046
Basic and diluted earnings per share in won factoring in regulatory reserve (*)	₩	3,134	2,402

(*) Dividends for hybrid bonds are deducted.

(f) Treasury stock

The acquisition of treasury stock for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

		Beginning balance	Acquisition (*)	Retirement (*)	Ending balance
		June 30, 2023			
The number of shares		6,352	7,919,751	(7,919,751)	6,352
Carrying value	₩	227	286,519	(286,519)	227

(*) During the period the Company acquired treasury stocks for the purpose of retirement and retired 3,676,470 shares and 4,243,281 shares on March 28, 2023 and June 16, 2023, respectively.

		Beginning balance	Acquisition	Retirement	Ending balance
		December 31, 2022			
The number of shares		6,352	7,814,685	(7,814,685)	6,352
Carrying value	₩	227	300,600	(300,600)	227

(*) During the period the Company acquired treasury stocks for the purpose of retirement and retired 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

13. Net interest expense

Net interest expense for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Interest income:					
Cash and due from banks at amortized cost	₩	2	176	6	57
Loans at amortized cost		22,985	45,114	20,528	41,016
Others		127	251	55	125
		23,114	45,541	20,589	41,198
Interest expense:					
Borrowings		(164)	(366)	(112)	(181)
Debt securities issued		(67,311)	(130,486)	(52,811)	(103,277)
Others		(22)	(42)	(12)	(23)
		(67,497)	(130,894)	(52,935)	(103,481)
Net interest expense	₩	(44,383)	(85,353)	(32,346)	(62,283)

14. Net fees and commission income

Net fees and commission income for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Fees and commission income:					
Royalty	₩	17,375	34,751	18,813	34,074
Others		4	7	3	8
		17,379	34,758	18,816	34,082
Fees and commission expense:					
Others		(212)	(357)	(30)	(161)
Fees and commission income:	₩	17,167	34,401	18,786	33,921

15. Dividend income

Dividend income for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Dividends from subsidiaries	₩	-	1,736,958	-	1,439,500
Dividends from hybrid bonds		12,740	23,472	8,618	13,749
	₩	12,740	1,760,430	8,618	1,453,249

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

16. Reversal of credit losses allowance

Reversal of credit losses allowance for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Reversal of credit losses allowance	₩	1,424	1,436	825	816

17. General and administrative expenses

General and administrative expenses for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Salaries:					
Salary expenses and bonuses	₩	10,919	22,403	9,499	22,212
Severance benefits		328	947	667	1,239
Rent		241	465	214	426
Lease		85	175	60	112
Entertainment		497	1,089	619	1,188
Depreciation		956	1,856	808	1,562
Amortization		24	43	13	24
Taxes and dues		197	575	175	457
Advertising		14,351	23,562	12,405	20,323
Others		7,029	11,230	9,282	14,164
	₩	34,627	62,345	33,742	61,707

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

18. Share-based payments

(a) Performance shares granted as of June 30, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested as of June 30, 2023	216,820	2,554,334
Fair value per share in Korean won (*)	₩44,222, ₩33,122, ₩37,387, and ₩37,081 for the expiration of the exercising period from 2019 to 2022	₩ 34,000

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

18. Share-based payments (continued)

(b) Share-based compensation costs
Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the six-month periods ended June 30, 2023 and 2022 are as follows:

| | | June 30, 2023 | | |
| | | Employees of | | |
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	₩	1,465	8,068	9,533

| | | June 30, 2022 | | |
| | | Employees of | | |
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	₩	2,111	16,882	18,993

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of June 30, 2023 and December 31, 2022 are as follows.

| | | June 30, 2023 | | |
| | | Accrued expense | | |
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	₩	12,420	82,374	94,794

(*) As of June 30, 2023, the Company recognized accounts receivable from the subsidiaries for the amount of ₩ 82,374 million, which was payable to employees of the subsidiaries.

| | | December 31, 2022 | | |
| | | Accrued expense | | |
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	₩	12,746	91,469	104,215

(*) As of December 31, 2022, the Company recognized accounts receivable from the subsidiaries for the amount of ₩ 91,469 million, which was payable to employees of the subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won, except per share data)

19. Income taxes

Income tax expense for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Current income tax expense	₩	-	-	-	-
Temporary differences		4,260	23,841	(14,604)	(14,515)
Income tax recognized directly in equity		274	267	(409)	(409)
Income tax expense (benefit)	₩	4,534	24,108	(15,013)	(14,924)

20. Earnings (loss) per share

Basic and diluted earnings (loss) per share for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Net profit (loss) for the period	₩	(15,947)	1,730,323	(55,934)	1,350,630
Less:					
Dividends to hybrid bonds		(44,030)	(91,954)	(34,852)	(72,243)
Net profit (loss) available for common stock	₩	(59,977)	1,638,369	(90,786)	1,278,387
Weighted average number of common stocks outstanding (*)		520,676,621	522,896,062	530,657,929	532,347,181
Basic and diluted earnings (loss) per share in Korean won	₩	(115)	3,133	(171)	2,401

(*) The number of common shares issued by the Company is 518,347,118 shares. The above weighted average number of common stocks outstanding is calculated by reflecting treasury stocks (7,919,751 shares and 7,814,685 shares for periods ended June 30, 2023 and December 31, 2022, respectively) that are retired and 17,482,000 common stocks converted on May 1, 2023 from preferred stock that were issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

21. Operating income

Operating income for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Dividend income	₩	12,740	1,760,430	8,618	1,453,249
Fees and commission income		17,379	34,758	18,816	34,082
Interest income		23,114	45,541	20,589	41,198
Gain on financial assets at fair value through profit or loss		31,613	83,880	15,950	20,861
Gain on foreign currency transaction		14,253	71,272	129,006	168,833
Reversal of credit loss allowance		1,424	1,436	-	-
	₩	100,523	1,997,317	192,979	1,718,223

22. Commitments and contingencies

(a) As of June 30, 2023, the Company has borrowing limit agreements for ₩ 100 billion with Korea Development Bank, ₩ 200 billion with KB Bank, and ₩ 200 billion with Hana Bank and there is no amount executed. As of December 31, 2022, the Company has borrowing limit agreements for ₩ 100 billion with Korea Development Bank and there is no amount executed.

(b) As of June 30, 2023, the Company has a lawsuit (₩ 125 million) filed as a defendant. Though the result is not expected to affect the financial statements significantly, an additional loss may incur.

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023	December 31, 2022
Due from financial institutions with a maturity less than three months from date of acquisition	₩	109	2,186

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

23. Statement of cash flows (continued)

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		
		Borrowings	**Debentures**	**Lease liabilities**	**Total**
Balance at January 1, 2023	₩	20,000	9,815,457	979	9,836,436
Changes from cash flows		43,763	138,308	(834)	181,237
Changes from non-cash flows:					
Amortization of discount on debentures		252	2,312	43	2,607
Foreign currency difference		-	45,033	-	45,033
Other changes		-	-	1,772	1,772
Balance at June 30, 2023	₩	64,015	10,001,110	1,960	10,067,085

		June 30, 2022		
		Borrowings	**Debentures**	**Lease liabilities**	**Total**
Balance at January 1, 2022	₩	-	9,559,553	1,903	9,561,456
Changes from cash flows		20,000	(257,438)	(850)	(238,288)
Changes from non-cash flows:					
Amortization of discount on debentures		-	1,844	23	1,867
Foreign currency difference		-	106,974	-	106,974
Other changes		-	-	685	685
Balance at June 30, 2022	₩	20,000	9,410,933	1,761	9,432,694

Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

24. Related party transactions

The Company defines subsidiaries, key managements and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Account		June 30, 2023		June 30, 2022	
			Three-month	Six-month	Three-month	Six-month
Revenue:						
Shinhan Bank	Interest income	₩	127	251	54	125
"	Fees and commission income		10,420	20,841	11,232	20,841
"	Dividend income		-	1,157,105	-	900,000
"	Reversal of credit losses		237	241	-	-
Shinhan Card Co., Ltd.	Interest income		13,204	25,763	10,889	22,109
"	Fees and commission income		3,562	7,125	4,060	7,124
"	Dividend income		7,947	270,712	3,971	342,245
"	Reversal of credit losses		562	601	-	-
"	Other non-operating income		-	-	-	86
Shinhan Securities Co., Ltd.	Interest income		5,016	9,994	4,812	9,367
"	Fees and commission income		1,277	2,553	1,434	2,553
"	Dividend income		2,591	105,083	2,483	104,835
"	Reversal of credit losses		319	305	-	-
Shinhan Life Insurance Co., Ltd.	Fees and commission income		1,184	2,368	846	1,692
"	Dividend income		-	162,257	-	-
"	Reversal of credit losses		2	3	-	-
Shinhan Capital Co., Ltd.	Interest income		3,560	7,102	3,501	6,976
"	Fees and commission income		472	944	642	944
"	Dividend income		2,203	49,800	2,165	45,499
"	Reversal of credit losses		243	226	-	-
Jeju Bank	Fees and commission income		57	115	61	115
"	Dividend income		-	2,420	-	2,420
"	Reversal of credit losses		1	1	-	-
Shinhan Credit Information Co., Ltd. (*1)	Fees and commission income		-	-	2	2
Shinhan Asset Management Co., Ltd.	Interest income		-	-	133	267
"	Fees and commission income		97	194	116	194
"	Dividend income		-	7,000	-	53,000
"	Reversal of credit losses		2	2	192	267
Shinhan DS	Interest income		145	277	115	229
"	Fees and commission income		6	11	5	10
"	Reversal of credit losses		6	9	-	-
Shinhan Fund Partners Co., Ltd. (*2)	Fees and commission income		32	65	40	65
"	Dividend income		-	6,054	-	5,251
Shinhan Savings Bank	Interest income		674	1,338	930	1,876
"	Fees and commission income		90	178	101	177
"	Reversal of credit losses		47	46	-	-
Shinhan REITS management	Fees and commission income		21	42	23	42
Shinhan Asset Trust	Fees and commission income		141	282	214	282
"	Reversal of credit losses		-	-	2	1
Shinhan Venture Investment Co., Ltd.	Interest income		385	815	156	249
"	Fees and commission income		19	39	38	39
"	Reversal of credit losses		6	6	18	14
		₩	54,655	1,842,168	48,235	1,528,896

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the six-month periods ended June 30, 2023 and 2022 are as follows (continued):

Related party	Account		June 30, 2023		June 30, 2022	
			Three-month	Six-month	Three-month	Six-month
Expense:						
Shinhan Bank	Interest expenses	₩	154	295	4	9
"	General and administrative expenses		255	487	306	633
"	Provision for credit losses		-	-	(38)	50
Shinhan Card Co., Ltd.	Interest expenses		3	5	2	2
"	General and administrative expenses		108	121	16	32
"	Provision for credit losses		-	-	541	460
Shinhan Securities Co., Ltd.	Interest expenses		37	71	42	85
"	Fees and commission expense (*3)		299	832	226	696
"	General and administrative expenses		24	39	-	-
"	Provision for credit losses		-	-	151	172
Shinhan Life Insurance Co., Ltd.	Interest expenses		218	433	5	222
"	Provision for credit losses		-	-	1	1
Shinhan Capital Co., Ltd.	Provision for credit losses		-	-	94	129
Shinhan DS	General and administrative expenses		460	863	388	739
"	Provision for credit losses		-	-	72	58
Shinhan Savings Bank	Provision for credit losses		-	-	211	222
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		3	5	-	-
Shinhan REITS management	Provision for credit losses		-	-	2	3
Shinhan A.I. Co. Ltd.	General and administrative expenses		10	20	10	20
"	Provision for credit losses		-	-	-	1
		₩	1,571	3,171	2,033	3,534

(*1) On July 28, 2022, the entire shares of Shinhan Credit Information Co., Ltd. was sold to Shinhan Card., Ltd., and the transaction above occurred prior to the sale.
(*2) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.
(*3) It consists of commissions paid for acquisitions of hybrid bonds and trading commissions paid for retirement of treasury stock. It was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of June 30, 2023 and December 31, 2022 are as follows:

Creditor	Debtor	Account	June 30, 2023	December 31, 2022
Assets:				
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks ₩	112	2,187
″	″	Property and equipment	709	-
″	″	Other assets	215,899	481,007
″	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)	671,182	342,959
″	″	Loans	2,244,504	2,224,939
″	″	Reserve for loan losses	(1,004)	(1,573)
″	″	Property and equipment	208	122
″	″	Other assets	96,012	105,364
″	Shinhan Securities Co., Ltd.	Financial assets at fair value through profit or loss (*2)	331,138	285,306
″	″	Loans	770,614	743,905
″	″	Reserve for loan losses	(345)	(526)
″	″	Property and equipment	124	-
″	″	Other assets	21,278	188,626
″	Shinhan Life Insurance Co., Ltd.	Other assets	7,457	8,348
″	Shinhan Capital Co., Ltd.	Financial assets at fair value through profit or loss (*3)	228,054	218,119
″	″	Loans	842,560	833,460
″	″	Reserve for loan losses	(377)	(589)
″	″	Other assets	58,900	56,859
″	Shinhan Asset Management Co., Ltd.	Other assets	5,279	6,462
″	Jeju Bank	Other assets	2,254	2,681
″	Shinhan DS	Loans	14,657	20,000
″	″	Reserve for loan losses	(7)	(14)
″	″	Property and equipment	477	585
″	″	Intangible assets	61	-
″	″	Other assets	3,530	3,590
″	Shinhan Fund Partners Co., Ltd. (*4)	Other assets	717	878

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

24. Related party transactions (continued)

(b) Significant balances with the related parties June 30, 2023 and December 31, 2022 are as follows (continued):

Creditor	Debtor	Account		June 30, 2023	December 31, 2022
Assets:					
″	Shinhan Savings Bank	Loans		150,000	150,000
″	″	Reserve for loan losses		(67)	(106)
″	″	Other assets		4,480	12,433
″	Shinhan Asset Trust Co. Ltd.	Other assets		11,588	891
″	Shinhan REITS management	Other assets		707	545
″	Shinhan A.I. Co., Ltd.	Other assets		257	267
″	Shinhan Venture Investment Co., Ltd.	Loans		49,341	40,000
″	″	Reserve for loan losses		(22)	(28)
″	″	Other assets		898	154
″	Shinhan EZ General Insurance, Ltd.	Other assets		50	26
			₩	5,731,225	5,726,877
Liabilities:					
Shinhan Bank	Shinhan Financial Group Co., Ltd.	Other liabilities	₩	2,291	1,814
Shinhan Card Co., Ltd.	″	Other liabilities		22,350	22,348
Shinhan Securities Co., Ltd.	″	Other liabilities		51,727	31
Shinhan Life Insurance Co., Ltd.	″	Debt security issued in Korean won		30,000	30,000
″	″	Other liabilities		86,247	115,629
Shinhan Capital Co., Ltd.	″	Other liabilities		14	1
Shinhan DS	″	Other liabilities		155	186
Shinhan Savings Bank	″	Other liabilities		45	45
Shinhan A.I. Co., Ltd.	″	Other liabilities		84	123
Shinhan Venture Investment Co., Ltd.	″	Other liabilities		-	1,222
			₩	192,913	171,399

(*1) The balance arises from the purchase of hybrid bonds, and it includes a gain of ₩ 28,224 million and a loss of ₩ 57,041 million on financial assets at fair value through profit or loss for the period ended June 30, 2023 and for the year ended December 31, 2022, respectively.
(*2) The balance arises from the purchase of hybrid bonds, and it includes a gain of ₩ 17,529 million and a loss of ₩ 53,786 million on financial assets at fair value through profit or loss for the period ended June 30, 2023 and for the year ended December 31, 2022, respectively. It also includes repurchase agreements(RP) of ₩ 18,060 million acquired through a special money trust as of June 30, 2023.
(*3) The balance arises from the purchase of hybrid bonds, and it includes a gain of ₩ 9,935 million and a loss of ₩ 29,063 million on financial assets at fair value through profit or loss for the period ended June 30, 2023 and for the year ended December 31, 2022, respectively.
(*4) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

<u>**24. Related party transactions (continued)**</u>

(c) Right-of-use assets and lease liabilities recognized through lease transactions with related parties as of June 30, 2023 and December 31, 2022 are as follows:

Related parties	June 30, 2023	December 31, 2022
Right-of-use assets		
Shinhan Bank	₩ 709	-
Shinhan Card Co., Ltd.	208	122
Shinhan Securities Co., Ltd.	124	-
	₩ 1,041	122
Lease liabilities		
Shinhan Bank	₩ 476	-
Shinhan Card Co., Ltd.	318	135
Shinhan Securities Co., Ltd.	125	-
	₩ 919	135

(d) Financing transaction

Major financing transactions with related parties for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

	June 30, 2023					
	Beginning balance	Lending	Purchases (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	₩ 2,567,898	100,000	300,000	(100,000)	47,789	2,915,687
Shinhan Securities Co., Ltd.	1,029,211	-	-	-	54,481	1,083,692
Shinhan Capital Co., Ltd.	1,051,580	-	-	-	19,035	1,070,615
Shinhan Savings Bank	150,000	-	-	-	-	150,000
Shinhan DS	20,000	15,000	-	(20,000)	(343)	14,657
Shinhan Venture Investment Co., Ltd.	40,000	90,000	-	(80,000)	(659)	49,341
	₩ 4,858,689	205,000	300,000	(200,000)	120,303	5,283,992

(*1) It includes an acquisition of hybrid bonds, issued by the subsidiary, for the amount of ₩ 90,000 million from Shinhan Securities Co., Ltd., the underwriter.
(*2) Other transactions include financial asset assessment, foreign currency translation, etc.

	December 31, 2022					
	Beginning balance	Lending	Purchases (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	₩ 2,189,765	300,000	400,000	(300,000)	(21,867)	2,567,898
Shinhan Securities Co., Ltd.	1,013,093	-	-	-	16,118	1,029,211
Shinhan Capital Co., Ltd.	1,064,283	-	-	-	(12,703)	1,051,580
Shinhan Asset Management Co., Ltd. (*3)	38,000	-	-	(38,000)	-	-
Shinhan Savings Bank	200,000	-	-	(50,000)	-	150,000
Shinhan DS	24,000	20,000	-	(24,000)	-	20,000
Shinhan Venture Investment Co., Ltd.	16,000	180,000	-	(156,000)	-	40,000
	₩ 4,545,141	500,000	400,000	(568,000)	(18,452)	4,858,689

(*1) It includes an acquisition of hybrid bonds, issued by the subsidiary, for the amount of ₩ 90,000 million from Shinhan Securities Co., Ltd., the underwriter.
(*2) Other transactions include financial asset assessment, foreign currency translation, etc.
(*3) It is the lending balance with Shinhan Alternative Investment Management Inc. before the merger.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
June 30, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of Korean won)

24. Related party transactions (continued)

(e) Management Compensation

Compensation for key management executives for the six-month periods ended June 30, 2023 and 2022 are as follows:

		June 30, 2023		June 30, 2022	
		Three-month	Six-month	Three-month	Six-month
Short-term employee benefits	₩	914	3,152	1,359	4,082
Severance benefits		39	78	-	38
Share-based payment expenses (*)		395	1,246	404	1,591
	₩	1,348	4,476	1,763	5,711

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Securities Co., Ltd., a subsidiary, acquired debt securities and hybrid bonds of ₩ 220 billion and ₩ 228 billion issued by the Company for the six-month periods ended June 30, 2023 and 2022, respectively.

(g) As of June 30, 2023, ₩ 4 billion is the agreed limit for credit card use that is provided by Shinhan Card Co., Ltd., a subsidiary of the Company.

25. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ₩ 525 per share for common stock based on a resolution of the board of directors on July 27, 2023. The total amount of dividends is ₩ 272,129 million, and the dividend base date is June 30, 2023.

(b) Treasury stock acquisition and retirement

To enhance the shareholders' value, the Company made a decision on the acquisition and retirement of treasury stock amounted to ₩ 100 billion based on the resolution of the board of directors on July 27, 2023.

26. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 *'Financial Instruments'*, and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the year ended December 31, 2022. As of December 31, 2022, the estimated probability of default is re-estimated using changed forward-looking information on GDP growth rate, private consumption index growth rate, etc. which are major variables for calculating the default rate. The Company will continue to monitor the domestic and global economic uncertainty and the impact of the COVID-19 on the economy.